SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Westmoreland Resource Partners, LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
691807101
(CUSIP Number)
Jennifer S. Grafton
c/o Westmoreland Coal Company
9540 South Maroon Circle
Suite 200
Englewood, CO 80112
Tel: (855) 922-6463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 28, 2016
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Page 1 of 8 pages
(Continued on following pages)

Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Westmoreland Coal Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER
		20,224,570(1)
NUMBER OF

UNITS	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		20,224,570(1)
PERSON

WITH	10	SHARED DISPOSITIVE POWER
		0

Page 3 of 8 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,224,570(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) Such amount consists of 15,656,551 of the Issuer’s Series A Convertible Units (“Series A Units”), 4,512,500 Series B Convertible Units (“Series B Units”) and warrants to purchase up to a total of 55,519 common units representing limited partner interests in the Issuer (“Warrants”). The Series A Units are convertible into common units representing limited partner interests in the Issuer (“Common Units”), on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer. The Series B Units are convertible into Common Units, on a one-for-one basis (i) at the option of the holder, the day after the record date for a cash distribution on the Common Units in which Westmoreland Resource Partners, LP, is unable to make such a distribution without exceeding its restricted payment basket under either of its Financing Agreement, dated as of December 31, 2014, by and among Oxford Mining Company, LLC, the Issuer and each of its other subsidiaries, the lenders party thereto and U.S. Bank National Association (the “Financing Agreement”) or its Loan and Security Agreement, dated as of October 23, 2015, by and among the Issuer, certain of its subsidiaries from time to time party thereto, the lenders from time to time party thereto and The PrivateBank and Trust Company, as administrative agent (the “Revolving Credit Facility”), or upon (ii) a change of control, liquidation event or dissolution of the Issuer.
(2) Calculated in accordance with Rule 13d-3 based on an aggregate of 21,556,668 of the Issuer’s Common Units, Series A Units, Series B Units and Warrants outstanding as of October 28, 2016, which amount consists of 1,221,060 Common Units, 15,656,551 Series A Units, 4,512,500 Series B Units and Warrants to purchase up to 166,557 Common Units.

Page 4 of 8 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Common Units, Series A Units, Series B Units and Warrants of Westmoreland Resource Partners, LP (the “Issuer”). This Amendment amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by Westmoreland Coal Company, a Delaware corporation (“WCC”), on August 10, 2015. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.
WCC is filing this Amendment to report its exchange of 4,512,500 Common Units of the Issuer for 4,512,500 Series B Units of the Issuer, which are convertible into Common Units of the Issuer, on a one-for-one basis, (i) at the option of the holder, the day after the record date for a cash distribution on the common units in which the Issuer is unable to make such a distribution without exceeding its restricted payment basket under either of its Financing Agreement or its Revolving Credit Facility, or upon (ii) a change of control, liquidation event or dissolution of the Issuer.
Item 1. Security and Issuer.

This Amendment relates to the Common Units, Series A Units, Series B Units and Warrants to purchase Common Units of the Issuer. The Issuer’s executive office is located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.
Item 3. Source and Amount of Funds or Other Consideration.
On October 28, 2016, pursuant to the terms of the Exchange Agreement (the “Exchange Agreement”), between the Issuer and WCC, WCC exchanged 4,512,500 Common Units of the Issuer for 4,512,500 Series B Units of the Issuer in a non-cash transaction.
In total, the Series A Units, Series B Units and Warrants held by WCC represent an aggregate of 93.8% of the Issuer’s outstanding equity interests on a fully diluted basis.
Item 4. Purpose of Transaction.
The purpose of WCC’s exchange of Common Units for Series B Units is to forgo receiving cash distributions from the issuer to facilitate the issuer's cash management. WCC owns Westmoreland Resources GP, LLC, the general partner of the Issuer (the “GP”), which holds 100% of the general partner interests and incentive distribution rights in the Issuer, as described in the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”). In addition to the Series B Units, and the Warrants and Series A Units previously held by WCC, WCC holds 100% of the liquidation units of the Issuer, as described in the Partnership Agreement.
WCC has previously agreed that, for so long as it holds at least 90% of the Outstanding Units (as defined in the Partnership Agreement) of the Issuer, WCC will not unilaterally effect certain amendments to the Partnership Agreement or waive the requirement to deliver an opinion of counsel in certain instances, without first obtaining Special Approval (as defined in the Partnership Agreement) for any such amendment or waiver.
In connection with the entry into the Exchange Agreement and the issuance of the Series B Units, the Issuer amended its Partnership Agreement (the “Partnership Agreement Amendment”). The Partnership Agreement Amendment establishes the terms of the Series B Units and provides that each Series B Unit does not have the right to share in distributions from the Issuer. The Series B Units are convertible into Common Units, on a one-for-one basis (i) at the option of the holder, the day after the record date for a cash distribution on the common units in which the Issuer is unable to make such a distribution without exceeding its restricted payment basket under either of its Financing Agreement or Revolving Credit Facility, or upon (ii) a change of control, liquidation event or dissolution of the Issuer. The Series B Units have the same voting rights as if they were outstanding Common Units and will vote together with the Common Units as a single class. In addition, the Series B Units are entitled to vote as a separate class on any matters that materially adversely affect the rights or preferences of the Series B Units in relation to other classes of partnership interests or as required by law.

Page 5 of 8 Pages

References to, and descriptions of, the Common Units, the Series B Units, the Partnership Agreement, the Exchange Agreement throughout this Amendment are qualified in their entirety by the Partnership Agreement and the Exchange Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.
Although WCC does not have any specific plan or proposal to acquire, transfer or dispose of Series A Units, Series B Units or Warrants, consistent with its investment purpose, WCC at any time and from time to time may acquire additional Common Units, Series A Units, Series B Units, Warrants or other securities of the Issuer and transfer or dispose of any or all of its Series A Units, Series B Units or Warrants, depending in any case upon an ongoing evaluation of WCC’s investment in the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of WCC and/or other investment considerations.
Except to the extent any of the foregoing matters described in Item 3 or Item 4 of this Amendment may be deemed a plan or proposal, WCC does not have any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. WCC may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.

(a)
The information set forth in Rows 7 through 13 of the cover page hereto is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based on an aggregate of aggregate of 21,556,668 of the Issuer’s Common Units, Series A Units, Series B Units and Warrants outstanding as of October 28, 2016, which amount consists of 1,221,060 Common Units, 15,656,551 Series A Units, 4,512,500 Series B Units and Warrants to purchase 166,557 Common Units. WCC also owns 100% of the liquidation units of the Issuer, and through its ownership of the GP, has indirect ownership of 100% of the general partner interests and incentive distribution rights of the Issuer.

(b)	The information in Items 1 through 14 on the cover page of this Amendment is incorporated herein by reference in response to Item 5(b).

(c)
The information in “Item 3. Source and Amount of Funds or Other Consideration” of this Amendment is incorporated herein by reference in partial response to Item 5(c). The Issuer issued the Series A Units to WCC in exchange for an equal number of Series B Units in a non-cash transaction.

(d)
WCC does not have any knowledge regarding whether any person, other than WCC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Series A Units, Series B Units or Warrants.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Other than as described in Items 3 and 4 of this Amendment, to the knowledge of WCC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between WCC and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Page 6 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Amendment No. 2 to Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP dated October 28, 2016 (incorporated by reference to Exhibit 3.4 to the Issuer's Quarterly Report on Form 10-Q filed November 1, 2016).

Exhibit 2
Exchange Agreement, dated as of October 28, 2016, by and between Westmoreland Coal Company and Westmoreland Resource Partners, LP (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed November 1, 2016).

Page 7 of 8 Pages

Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2016	WESTMORELAND COAL COMPANY

By: /s/ Jennifer S. Grafton Jennifer S. Grafton Chief Administrative Officer, SVP and Secretary

Page 8 of 8 Pages

Page 8 of 8 Pages

Exhibit Index

Exhibit 1
Amendment No. 2 to Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP dated October 28, 2016 (incorporated by reference to Exhibit 3.4 to the Issuer's Quarterly Report on Form 10-Q filed November 1, 2016).

Exhibit 2
Exchange Agreement, dated as of October 28, 2016, by and between Westmoreland Coal Company and Westmoreland Resource Partners, LP (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed November 1, 2016).